GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

82-03023

November 1, 2006

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. 82-4991

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via CCN Matthews.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

11/14

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario
M5H 1B6

File No. 82-4991

TSX Venture Exchange – GNH
OTC (pink sheets) - GOLHF
S.E.C. Exemption: 12(g)3-2(b)

BELLECHASSE GOLD PROJECT
LARGE-DIAMETER DRILLING PROGRAM HAS BEGUN

November 1, 2006

Golden Hope Mines Limited is pleased to announce that sampling using large-diameter drilling is in progress on its Bellechasse Gold Property located in southeastern Quebec. A program of approximately 1000 meters (3,300 feet) of large-diameter drilling is planned to sample the Timmins, Timmins South and 88 Zone.

The mineralization at Bellechasse is challenging to evaluate due to the nature and distribution of the gold mineralization in the 5 known mineralized zones. The exploration and metallurgical data available dictate this type of customized sampling is required. The object is to determine optimum sample sizes, grain size distribution and frequencies. This information is needed to calculate the true grade of the known mineralized zones.

The company intends to expand its exploration and sampling work within the Bellechasse Project during the remainder of 2006 and in 2007.

James E. Tilsley, P.Eng is acting as the qualified person (QP) in compliance with National Instrument 43-101 and is responsible for the technical contents of this release.

ON BEHALF OF THE BOARD

"Theodore Polisuk"

THEODORE POLISUK
President

About the Company
Golden Hope Mines is a mineral exploration company exploring for gold on its 21,100 hectare (52,140 acre) Bellechasse Property in southeastern Quebec, Canada. It is also exploring for silver and zinc on its property located in Maine, U.S.A. Both properties have bulk tonnage open pit potential.

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 or visit www.goldenhopemines.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.